Exhibit 99.1

Kamada to Announce Fourth Quarter and Fiscal Year Ended December 31, 2019 Financial

Results and Host Conference Call on February 12, 2020

Rehovot, Israel, February 5, 2020 -- Kamada Ltd. (NASDAQ & TASE: KMDA), a plasma-derived protein therapeutics company, today announced that it will release financial results for the fourth quarter and fiscal year ended December 31, 2019, prior to the open of the U.S. financial markets on Wednesday, February 12, 2020.

Kamada management will host an investment community conference call on Wednesday, February 12, at 8:30am Eastern Time to discuss these results and answer questions. Shareholders and other interested parties may participate in the conference call by dialing 877-407-0792 (from within the U.S.), 1809 406 247 (from Israel), or 201-689-8263 (International) and entering the conference identification number: 13698675. The call will also be webcast live on the Internet on the Company’s website at www.kamada.com.

The call will also be archived for 90 days on the Company’s website at www.kamada.com.

About Kamada

Kamada Ltd. is focused on plasma-derived protein therapeutics for orphan indications, and has a commercial product portfolio and a late-stage product pipeline. The Company uses its proprietary platform technology and know-how for the extraction and purification of proteins from human plasma to produce Alpha-1 Antitrypsin (AAT) in a highly-purified, liquid form, as well as other plasma-derived Immune globulins. AAT is a protein derived from human plasma with known and newly-discovered therapeutic roles given its immunomodulatory, anti-inflammatory, tissue-protective and antimicrobial properties. The Company’s flagship product is GLASSIA®, the first liquid, ready-to-use, intravenous plasma-derived AAT product approved by the U.S. Food and Drug Administration. Kamada markets GLASSIA® in the U.S. through a strategic partnership with Takeda Pharmaceuticals Company Limited and in other counties through local distributors. Kamada’s second leading product is KAMRAB, a rabies immune globulin (Human) for Post-Exposure Prophylaxis against rabies infection. KAMRAB is FDA approved and is being marketed in the U.S. under the brand name KEDRAB and through a strategic partnership with Kedrion S.p.A. In addition to GLASSIA and KEDRAB, Kamada has a product line of four other plasma-derived pharmaceutical products administered by injection or infusion, that are marketed through distributors in more than 15 countries, including Israel, Russia, Brazil, India and other countries in Latin America and Asia. Kamada has late-stage products in development, including an inhaled formulation of AAT for the treatment of AAT deficiency, and in addition, its intravenous AAT is in development for other indications, such as GvHD, prevention of lung transplant rejection and type-1 diabetes. Kamada also leverages its expertise and presence in the plasma-derived protein therapeutics market by distributing more than 20 complementary products in Israel that are manufactured by third parties.

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CONTACTS:

Chaime Orlev

Chief Financial Officer

IR@kamada.com

Bob Yedid

LifeSci Advisors, LLC

646-597-6989

Bob@LifeSciAdvisors.com